018

04045722

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vangold Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2891 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DATE: 10/26/04

82-2891

RECEIVED

2004 OCT -8 P 3:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-03

# VANGOLD RESOURCES LTD.

(formerly PACCOM VENTURES INC.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

*Incorporated Partners*
David E. Lancaster, C.A.
Michael J. David, C.A.

## AUDITORS' REPORT

To the Shareholders of Vangold Resources Ltd. (formerly Paccom Ventures Inc.)

We have audited the consolidated balance sheets of Vangold Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Lancaster + David

CHARTERED ACCOUNTANTS

Vancouver, BC
April 26, 2004

**Vancouver Office** - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada V7Y 1C6 **Facsimile:** 604.602.0867
**New Westminster Office** - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada V3M 6G2 **Facsimile:** 604.524.9837
**Telephone:** 604.717.5526 **Email:** admin@lancasteranddavid.ca

**VANGOLD RESOURCES LTD.**
**(formerly PACCOM VENTURES INC.)**

**CONSOLIDATED BALANCE SHEETS**

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT** | | |
| Cash and cash equivalents | $ 1,495,731 | $ - |
| Accrued revenues | 31,648 | 59,869 |
| Accounts receivable | 46,282 | - |
| Prepaid expenses and other | 19,114 | 48,349 |
| Due from related parties *(Note 5)* | 5,660 | - |
| | 1,598,435 | 108,218 |
| **OIL AND GAS PROPERTIES** *(Note 3)* | 167,342 | 307,428 |
| **MINERAL PROPERTIES** *(Note 4)* | 341,758 | 50,691 |
| **PROPERTY AND EQUIPMENT** | 12,343 | 8,019 |
| **DEFERRED COMPENSATION** *(Note 9)* | 50,215 | - |
| | $ 2,170,093 | $ 474,356 |
| **LIABILITIES** | | |
| **CURRENT** | | |
| Bank overdraft | $ - | $ 2,854 |
| Accounts payable and accrued liabilities | 54,214 | 50,328 |
| Payable to joint interest owners | 66,896 | 75,714 |
| Due to related parties *(Note 5)* | 129 | 43,315 |
| | 121,239 | 172,211 |
| **ASSET RETIREMENT OBLIGATIONS** | 21,354 | - |
| **LOANS PAYABLE** *(Note 6)* | - | 97,167 |
| | 142,593 | 269,378 |
| **SHAREHOLDERS' EQUITY** | | |
| **SHARE CAPITAL** *(Note 8)* | 13,468,451 | 10,684,829 |
| **PROCEEDS FROM SPECIAL WARRANT FINANCINGS** *(Note 7)* | - | 238,350 |
| **CONTRIBUTED SURPLUS** | 182,362 | - |
| **DEFICIT** | (11,623,313) | (10,718,201) |
| | 2,027,500 | 204,978 |
| | $ 2,170,093 | $ 474,356 |

*Approved on behalf of the Board:*

*Locke Goldsmith – Director* *Dal Brynelsen – Director*

The accompanying notes are an integral part of these consolidated financial statements

# VANGOLD RESOURCES LTD.
(formerly PACCOM VENTURES INC.)

## CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
## YEARS ENDED DECEMBER 31

| | 2003 | 2002 |
|---|---|---|
| **REVENUE** | | |
| Petroleum revenue | $ 371,863 | $ 132,680 |
| Royalties | (77,838) | (26,268) |
| | 294,025 | 106,412 |
| Interest received | 3,396 | - |
| | 297,421 | 106,412 |
| **EXPENSES** | | |
| Advertising | 40,505 | - |
| Consulting fees | 32,500 | 21,650 |
| Depletion and depreciation | 364,901 | 109,733 |
| Interest on long-term debt | 3,638 | 4,188 |
| Cost of financing | - | 19,120 |
| Investor relations | 78,314 | - |
| Management fees | 166,000 | 30,000 |
| Office and general | 96,049 | 44,837 |
| Production costs | 110,601 | 6,734 |
| Professional fees | 99,981 | 45,736 |
| Stock-based compensation expenses | 132,147 | - |
| Transfer agent and filing fees | 40,731 | 15,743 |
| Travel, promotion and accommodation | 37,166 | - |
| | 1,202,533 | 297,741 |
| **NET LOSS FOR THE YEAR** | (905,112) | (191,329) |
| **DEFICIT, BEGINNING OF YEAR** | (10,718,201) | (10,526,872) |
| **DEFICIT, END OF YEAR** | $ (11,623,313) | $ (10,718,201) |
| **LOSS PER SHARE** | | |
| Basic | $ (0.08) | $ (0.05) |
| Fully Diluted | *Anti-dilutive* | *Anti-dilutive* |
| **Weighted average number of share outstanding** | | |
| Basic | 11,811,000 | 4,190,000 |
| Fully Diluted | 13,902,000 | 4,431,000 |

The accompanying notes are an integral part of these consolidated financial statements

# VANGOLD RESOURCES LTD.
(formerly PACCOM VENTURES INC.)

## CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

| | 2003 | 2002 |
|---|---|---|
| **CASH FLOWS PROVIDED BY (USED FOR):** | | |
| **OPERATING ACTIVITIES** | | |
| Net loss for the year | $ (905,112) | $ (191,329) |
| Adjust for items not involving cash: | | |
| Cost of financing | - | 19,120 |
| Depletion and depreciation | 364,901 | 109,733 |
| Interest on long-term debt accrued | - | 4,188 |
| Stock-based compensation expenses | 132,147 | - |
| | (408,064) | (58,288) |
| Net changes in non-cash working capital items: | | |
| Accounts receivable | (46,282) | - |
| Accrued revenues | 28,221 | (59,869) |
| Prepaid expenses and other | 29,235 | (45,618) |
| Due from related parties | (48,846) | 56,308 |
| Accounts payable and accrued liabilities | 3,886 | 59,314 |
| Payable to joint interest owners | (8,816) | (75,714) |
| | (450,666) | (123,867) |
| **INVESTING ACTIVITIES** | | |
| Proceeds on sale of real property | - | 41,850 |
| Oil and gas exploration | (200,553) | (341,514) |
| Mineral property exploration | (147,567) | (1,102) |
| Purchase of property and equipment | (7,233) | - |
| | (355,353) | (300,766) |
| **FINANCING ACTIVITIES** | | |
| (Repayment of) proceeds from loans payable | (97,167) | 92,979 |
| Proceeds from Special Warrant financings | 7,350 | 238,350 |
| Proceeds from issue of share capital, net of issue costs | 2,394,421 | 90,000 |
| | 2,304,604 | 421,329 |
| **INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS** | 1,498,585 | (3,304) |
| **CASH & CASH EQUIVALENTS**, beginning of year | (2,854) | 450 |
| **CASH & CASH EQUIVALENTS**, end of year | $ 1,495,731 | $ (2,854) |
| **CASH & CASH EQUIVALENTS:** | | |
| Cash in bank (overdraft) | $ 667,335 | $ (2,854) |
| Short term investments | 828,396 | - |
| | $ 1,495,731 | $ (2,854) |
| **SUPPLEMENTARY CASH FLOW INFORMATION** | | |
| Capital taxes paid | $ 6,300 | $ - |
| Interest paid | $ 3,638 | $ - |

The accompanying notes are an integral part of these consolidated financial statements

## NOTE 1- NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in the United States. Pursuant to a special resolution passed by shareholders on June 12, 2003, the Company has changed its name from Paccom Ventures Inc, to Vangold Resources Ltd., effective August 29, 2003.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $11,623,313 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Refer to Note 11.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Principles of consolidation

On November 15, 2002 the Company incorporated Corning Energy, Inc ("Corning"), a wholly owned subsidiary, in the state of Nevada, USA. During 2003, the Company transferred its oil and gas property interests to Corning. These financial statements have been prepared on a consolidated basis and include the accounts of the Company and the wholly owned subsidiary, Corning. All significant intercompany balances and transactions have been eliminated.

### Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. All of the Company's oil and gas interests are held in one cost centre: the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the excess amount is charged against operations as additional depletion. During the year, the Company recognized an impairment charge of $176,500 (2002 - $NIL). Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

### Cash and cash equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2003, there was $828,396 in cash equivalents (2002 - $NIL).

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Property and equipment**

Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

**Foreign currency translation**

The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiary are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

**Mineral properties**

The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

**Loss per share**

The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances (i.e. Special Warrant financings) to the extent each option, warrant or contingent issuance was dilutive.

**Financial instruments**

The fair values of cash and cash equivalents, accrued revenues, accounts receivable, prepaid expenses and other, due from related parties, accounts payable and accrued liabilities, payable to joint interest owners and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada and the United States, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

**Estimates, assumptions and measurement uncertainty**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Stock-based compensation plan**

The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 9). Any consideration paid by directors and employees on exercise of stock options is credited to share capital. Effective October 1, 2003 the Company prospectively adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amended recommendations require the expensing of all stock-based compensation awards. Previously, the Company had followed the recommendations which encouraged, but did not require, the use of a fair value based method to account for stock-based compensation to employees. The adoption of this amended accounting policy has no cumulative effect on the prior period financial statements. Refer to Note 9.

## NOTE 3 –OIL AND GAS PROPERTIES

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| **East Corning Property, California, USA** | | |
| Carrying costs, proved properties | $ 636,642 | $ 414,735 |
| Less depletion | (469,300) | (107,307) |
| | $ 167,342 | $ 307,428 |

The Company entered into an Agreement dated April 15, 2002 with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of six Test Wells located in Tehama County, California known as the East Corning Property. By participating in and completing the initial six well program the Company has earned-in for the area of mutual interest. As at December 31, 2003, the Company had earned a 5.0% working interest (3.75% net revenue interest) in six wells, a 2.7% working interest (2.025% net revenue interest) in one well, and a 11.75% working interest (9.75% net revenue interest) in an eighth well. Two other wells were drilled that yielded little to no production. Subsequently, the Company has agreed to participate in the drilling of an eleventh well for a 4.375% working interest.

During the year ended December 31, 2003, the Company recognized an impairment charge of $176,500 (2002 - $NIL).

## NOTE 4 – MINERAL PROPERTIES

| | December 31 2003 | December 31, 2002 |
|---|---|---|
| North Belt Property – British Columbia | | |
| Staking and other associated costs | $ 9,255 | $ 519 |
| Food, travel and lodging | 7,400 | 16,951 |
| Property taxes | 2,893 | 3,320 |
| Applications, fees, and reports | 1,668 | 1,200 |
| Geological consulting | - | 11,550 |
| Incurred during the year | 21,216 | 33,540 |
| Deferred expenditures, beginning of year | 33,540 | - |
| Deferred expenditures, end of year | 54,756 | 33,540 |
| Acquisition costs – Balance beginning of year | 17,150 | 17,150 |
| Shares issued | 31,500 | - |
| Acquisition costs – Balance end of year | 48,650 | 17,150 |
| | $ 103,406 | $ 50,690 |
| South Belt Property – British Columbia | | |
| Applications, fees, and reports | $ 6,110 | $ - |
| Geological consulting | 4,500 | - |
| Incurred during the year | 10,610 | - |
| Deferred expenditures, beginning of year | - | - |
| Deferred expenditures, end of year | 10,610 | - |
| Acquisition costs – Balance end of year | 1 | 1 |
| | $ 10,611 | $ 1 |
| Gallagher Gold Project – Nevada - USA | | |
| Acquisition costs | $ 9,028 | $ - |
| Staking and other associated costs | 3,460 | - |
| | $ 12,488 | $ - |
| Feni Island Property – Papua New Guinea | | |
| Consulting fees and reports | $ 29,669 | $ - |
| Aircraft rental | 16,982 | - |
| Field costs | 14,104 | - |
| Assays | 11,814 | - |
| Equipment and rental | 10,629 | - |
| Geological consulting | 8,943 | - |
| Travel and accommodation | 8,092 | |
| Field wages | 5,786 | - |
| Tenement income | (2,765) | - |
| Deferred expenditures incurred during year | 103,254 | - |
| Acquisition costs incurred during the year | 112,000 | - |
| | $ 215,254 | $ - |
| | $ 341,759 | $ 50,691 |

## NOTE 4 – MINERAL PROPERTIES (continued)

**North Belt Property, Trail Mining Division, B.C., Canada**

The Company has a 100% interest in 8 mineral claims, of which five are subject to a 2% NSR royalty and two are subject to a 4% NSR royalty, and a 50% interest in one claim subject to a 4% NSR royalty. The Company also owns 38 acres of real property. By an agreement dated August 12, 2002, the Company sold a portion of land held in Rossland, BC as part of the North Belt Property for proceeds of $41,850, net of commissions.

By an agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property in consideration for 100,000 common shares of the Company (issued at a deemed value of $21,000). The Company also agreed to pay a 5% net smelter return royalty on all future production from the property.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% net smelter return royalty, in nine Crown granted mineral claims at Rossland in the Trail Creek Mining Division, British Columbia. The Company issued 50,000 common shares at a deemed value of $10,500.

**South Belt Property, Trail Mining Division, B.C., Canada**

The Company has a 100% interest, subject to a 2% NSR royalty, in sixty-six mineral claims.

**Gallagher Gold Project, Nevada, USA**

The Company has acquired by staking, a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the Gallagher Gold Project.

**Feni Island, Papua, New Guinea**

The Company entered into a formal option agreement dated February 5, 2003 (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The agreement is subject to regulatory acceptance. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares, subject to regulatory approval:

Stage 1: To expend a minimum of $250,000 on exploration in the fifteen (15) month period from the Commencement Date, and to issue 200,000 common shares (issued) on exchange approval of the agreement.

Stage 2: To expend an additional $250,000 on exploration including drilling prior to September 26, 2004, and to issue an additional 200,000 common shares by June 30, 2004.

Stage 3: To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

Stage 4: To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

## NOTE 5 - RELATED PARTY TRANSACTIONS

The Company incurred the following amounts to directors: management fees - $113,500 (2002 - $30,000); deferred mineral property exploration costs - $10,897 (2002 - $nil); and reimbursement of general administrative expenses - $12,189 (2002 - $nil). At December 31, 2003, $129 (December 31, 2002 - $43,315) was owing to a related party without interest or fixed terms of repayment. Also, another related party owed the Company $5,660 at December 31, 2003. These transactions are in the normal course of business and are measured at the exchange amount.

## NOTE 6 – LOANS PAYABLE

The loans bore interest at the rate of 12% per annum, were unsecured and were repayable upon written demand at any time after July 2, 2004. During the year ended December 31, 2003, the loans were repaid in full, with interest, by the Company.

## NOTE 7 – SPECIAL WARRANT FINANCINGS

a) During the prior fiscal year ended December 31, 2002, the Company completed a private placement consisting of 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $154,000. Each unit issued on the conversion of the Special Warrants consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.15 per share on or before October 22, 2003. Directors and private companies whose shareholders are related to directors subscribed to 570,000 Special Warrants of the offering. The proceeds were used for exploration on the Company's East Corning Property and for general working capital purposes. During the year ended December 31, 2003, these Special Warrants were converted in full into 1,540,000 common shares and 1,540,000 non-transferable share purchase warrants (exercised in full).

b) During the prior fiscal year ended December 31, 2002, the Company completed a private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $91,700. Each Special Warrant automatically converted, at no additional cost, into units of the Company. Each unit issued on the conversion of the Special Warrants consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.15 per share on or before October 27, 2003. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds were used for property exploration and general working capital. During the year ended December 31, 2003, these Special Warrants were converted in full into 917,000 common shares and 917,000 non-transferable share purchase warrants (exercised in full).

## NOTE 8 - SHARE CAPITAL

a) Authorized: 99,987,500 common shares without par value

| | Shares | Value |
|---|---|---|
| Issued: | | |
| Balance at December 31, 2001 | 1,966,975 | $ 10,370,955 |
| *Issued during the year:* | | |
| - by exercise of Special Warrants | 1,250,000 | 150,000 |
| - for settlement of debt | 547,543 | 54,754 |
| - by private placement | 1,800,000 | 90,000 |
| - for loan financing costs | 159,333 | 19,120 |
| Balance at December 31 2002 | 5,723,851 | 10,684,829 |
| *Issued during the year:* | | |
| - by exercise of share purchase warrants | 5,507,000 | 690,200 |
| - by private placements, net of issue costs | 7,298,096 | 1,686,722 |
| - by exercise of stock options | 103,000 | 17,500 |
| - for acquisition of mineral properties | 350,000 | 143,500 |
| - by conversion of Special Warrants | 2,457,000 | 245,700 |
| Balance at December 31, 2003 | 21,438,947 | $ 13,468,451 |

## NOTE 8 - SHARE CAPITAL (Continued)

The Company completed a private placement of 350,000 units at a price of $0.20 per unit to net the Company proceeds of $63,000, after payment of a finder's fee. Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per share for a period of one year. The proceeds of the private placement were for general working capital. A finder's fee of $7,000 was paid in accordance with the policies of the TSX Venture exchange. The private placement was accepted for filing by the TSX Venture Exchange.

The Company completed a brokered private placement financing of 5,000,000 units at a price of $0.20 per unit to net the Company proceeds of $913,025 after payment of commission and issue costs. Each unit consisted of one common share and one share purchase warrant exercisable for a period of one year at $0.30 per share. In accordance with the terms of the placement the Company paid the managing broker a commission of 7% and a broker's warrant entitling the holder to purchase 750,000 common shares at a price of $0.26 per share on or before September 16, 2004. A finder's fee of 250,000 common shares, in accordance with the TSX Venture Exchange guidelines, was paid. The private placement was accepted for filing by the TSX Venture Exchange. The proceeds are for funding the diamond drilling program at the Feni Project in Papua New Guinea.

The Company completed a brokered private placement financing of 500,000 units at a price of $0.375 per unit to net the Company proceeds of $174,375, after payment of commission costs. Each unit consisted of one common share and one share purchase warrant exercisable for a period of one year at $0.50 per share. In accordance with the terms of the placement the Company paid the managing broker a commission of 7% and a broker's warrant entitling the holder to purchase 75,000 common shares at a price of $0.50 per share on or before November 1, 2004. The proceeds were for general working capital.

The Company completed a non-brokered private placement financing of 31,430 shares at a price of $0.40 per share to net the Company proceeds of $11,322 after payment of a finder's fee of $1,250. The shares were subject to a hold period which expired February 9, 2004. The proceeds were for general working capital.

The Company completed a brokered private placement financing of 1,000,000 units at a price of $0.50 per unit to net the Company proceeds of $500,000. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.58 per share. The proceeds of the private placement were used for general working capital.

At December 31, 2003 the following share purchase warrants are outstanding: 350,000 warrants to acquire 350,000 common shares exercisable at $0.25 per share on or before July 16, 2004; 5,000,000 warrants to acquire 5,000,000 common shares exercisable at $0.30 per share on or before September 16, 2004 (3,825,000 exercised subsequently); 750,000 warrants to acquire 750,000 common shares exercisable at $0.26 per share on or before September 16, 2004 (220,000 exercised subsequently); 575,000 warrants to acquire 575,000 common shares exercisable at $0.50 on or before November 1, 2004; and 1,000,000 warrant to acquire 1,000,000 common shares exercisable at $0.58 on or before December 5, 2005. Refer to Note 11.

## NOTE 9 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 12, 2003. The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

## NOTE 9 – STOCK OPTION PLAN (continued)

**Stock-Based Compensation**

The fair value of the options granted during the period was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions: Dividend yield of 0%; risk-free interest of 3.5%; expected volatility of 135%; and weighted average life of 1.7 years. The weighted average fair value per option granted during 2003 was $0.14. The Company has recognized to date stock-based compensation in the amount of $182,362 (December 31, 2002 - $NIL), of which $132,147 (December 31, 2002 - $NIL) has been charged to operations. The balance of $50,215 will be recognized during the next fiscal year over the stock option vesting period.

A summary of the changes in the Company's common share purchase options is presented below:

| | **December 31, 2003** | | December 31, 2002 | |
|---|---|---|---|---|
| | **Number** | **Weighted Average Exercise Price** | Number | Weighted Average Exercise Price |
| Balance, beginning of year | **393,000** | **$ 0.10** | 393,000 | $ 0.10 |
| Granted | **1,415,060** | **0.23** | - | - |
| Exercised | **(103,000)** | **0.17** | - | - |
| Forfeited / Cancelled | **-** | **-** | - | - |
| Balance, end of year | **1,705,060** | **$ 0.21** | 393,000 | $ 0.10 |

Stock options are outstanding to directors and officers as follows: 350,000 stock options to acquire up to 350,000 common shares at $0.10 per share exercisable until May 9, 2006, and 950,000 stock options to acquire up to 950,000 common shares at $0.22 per share exercisable until April 7, 2008.

| **Exercise price** | **Weighted Average Remaining Contractual Life** (in years) | **December 31, 2003** **Outstanding** | **Exercisable** |
|---|---|---|---|
| $0.10 | 2.36 | 350,000 | 350,000 |
| $0.22 | 4.27 | 1,259,460 | 439,818 |
| $0.40 | 4.68 | 95,600 | 15,933 |
| | | 1,705,060 | 805,751 |

## NOTE 10 – SEGMENTED INFORMATION

The Company is primarily engaged in mining and oil and gas activities in Canada, Papua New Guinea and the United States. Segmented operations and identifiable assets are as follows:

| | Year ended December 31, 2003 | Year ended December 31, 2002 |
|---|---|---|
| **Loss from operations** | | |
| Canada | $ (657,104) | $ (190,293) |
| Papua New Guinea | - | - |
| United States | (248,008) | (1,036) |
| | $ (905,112) | $ (191,329) |

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| **Identifiable assets** | | |
| Canada | $ 1,649,285 | $ 474,265 |
| Papua New Guinea | 261,536 | - |
| United States | 259,272 | 91 |
| | $ 2,170,093 | $ 474,356 |

## NOTE 11 – SUBSEQUENT EVENTS

a) The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement for the acquisition of 95% of the shares of Kanon Resources Ltd. ("Kanon"). Upon closing of this acquisition, the Company and NGG each hold a 50% interest in Kanon (including the 5% interest already held by NGG). The Company and NGG have advanced $70,000 each (for a total of $140,000), issued a total of 3,000,000 common shares (1,600,000 shares of the Company, and 1,400,000 shares of NGG) to the vendors. These shares are subject to a one year hold to February 14, 2005. The Company and NGG have also signed a Shareholders Agreement regarding the management of Kanon.

b) The Company completed a private placement of 37,218 units at a price of $0.65 per unit to net the Company proceeds of $24,192. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each full warrant is exercisable for a one year period to acquire a common share at $0.80 per share. The shares are subject to a hold period expiring July 11, 2004. The proceeds of the placement will be used for general working capital.

## NOTE 12 – INCOME TAXES

The Company has non-capital losses for income tax purposes of approximately $2,870,000 (2002 - $2,470,000) which may by used to reduce future taxable income in Canada, expiring between 2004 and 2010. The Company has a net capital loss of $64,000 (2002 - $64,000), which can be carried forward to set against future taxable capital gains. The Company has unclaimed exploration and development expenditures of approximately $4,802,000 (2002 - $4,479,000) which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period. A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: ______ Schedule A

X Schedules B & C

**ISSUER DETAILS**

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Vangold Resources Ltd. (previously trading as Paccom Ventures Inc.) | **September 30, 2003** | 2003/11/28 |

| ISSUER ADDRESS | | | | |
|---|---|---|---|---|
| PO Box 10321, #880 – 609 Granville Street | | | | |
| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| Vancouver, BC | | V7Y 1G5 | (604) 685-6940 | (604) 685-5535 |

| CONTACT NAME | CONTACT POSTION | CONTACT TELEPHONE NO. |
|---|---|---|
| Dal Brynelsen | Director | (604) 685-5535 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| *brynelsen@vangold.ca* | *www.vangold.com* |

**CERTIFICATE**

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| [signature] | **Dal Brynelsen** | 2003/11/28 |
| [signature] | **H. Martyn Fowlds** | 2003/11/28 |

# VANGOLD RESOURCES LTD.
(previously trading as PACCOM VENTURES INC.)

## Form 51-901F - Quarterly Report
## For the Nine Months Ended September 30, 2003

Schedule B:

1. *Analysis of expenses and deferred costs*: See **Schedule A.**

2. *Related party transactions*: See **Schedule A.**

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the quarter ended September 30, 2003:

| Date of Issue | Type of Security | Type of Issue | Number | Price | Consideration | Proceeds | Commission paid |
|---|---|---|---|---|---|---|---|
| July 15, 2003 | Common Shares | Private Placement | 350,000 | $0.20 | $ 70,000 | $ 70,000 | $7,000 |
| August 7, 2003 | Common Shares | Property acquisition | 50,000 | $0.21 | $ 10,500 | - | Nil |
| September 15, 2003 | Common Shares | Private Placement | 5,000,000 | $0.20 | $ 1,000,000 | $ 914,992 | $85,008. |
| September 15, 2003 | Common Shares | Property acquisition | 200,000 | $0.56 | $ 112,000 | - | |
| September 15, 2003 | Common Shares | Finders fee | 250,000 | $0.56 | $ 140,000 | - | |

   b) Summary of options granted during the quarter ended September 30, 2003: Nil

4. *Summary of securities as at the end of the reporting period*:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Issued share capital: See Schedule A.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL

5. Directors and Officers as at September 30, 2003:

Directors

Dal Brynelsen
Locke Goldsmith
Mike Muzylowski
H. Martyn Fowlds
J. Michael Mackey

Officers

Dal Brynelsen, President and CEO
Denise Brynelsen, Secretary
H. Martyn. Fowlds, Vice President
Locke Goldsmith, Vice President - Exploration

Schedule C:

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

*The following discussion has been prepared by management and is a review of the financial results of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the nine months ended September 30, 2003 and 2002 and should be read in conjunction with the financial statements and accompanying notes and can found on the company's website under the heading "Financials". Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.*

### Description of Business

Pursuant to a special resolution passed by shareholders on June 12, 2003, the Company has changed its name from Paccom Ventures Inc, to Vangold Resources Ltd., effective August 29, 2003.

Vangold Resources Ltd. (previously trading as Paccom Ventures Inc) is a development stage mining exploration and oil and natural gas production company. The company focuses its exploration activities on two significant projects namely the Feni island Gold Project in Papua New Guinea and the Rossland Gold Project at Rossland BC.

In addition, natural gas exploration is being conducted at the East Corning field located near Red Bluff in the northern portion of the Sacramento Basin of California. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange under the symbol VAN.

### Operations

#### Feni Island, Papua, New Guinea

The Company entered into a formal option agreement dated February 5, 2003 (amended June 10, 2003) to option a 75% undivided interest in tenement EL 1021, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. The agreement has been accepted for filing by the TSX Ventures Exchange. The property is subject to a 1% NSR royalty. To earn a 50% interest, the Company must incur $1.5 million in exploration expenditures on or before June 30, 2005. The Company may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares, subject to regulatory approval:

**Stage 1:** To expend a minimum of $500,000 on exploration on or before September 26, 2004, and to issue 200,000 common shares (issued) on Exchange approval of the agreement.

**Stage 2:** To issue an additional 200,000 common shares by June 30, 2004.

**Stage 3:** To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

**Stage 4:** To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

The Feni Island group is located within the "Lihir Corridor" which is an evolving island arc composed of volcanic rocks, typified by enriched volatiles and copper gold values produced by partial melting of a subduction modified lithospheric mantle.

Schedule C:

**MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULT OF OPERATIONS**

**Feni Island, Papua, New Guinea -- continued**

A world-class example of this process is the Lihir Mine, located along trend to the north of Feni. The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than 42 million contained ounces of gold presently producing at an annual rate of more than 650,000 ozs gold (1.5 g/t cut-off). Gold mineralization is concentrated along permeable feeder zones within areas of widespread, low grade (1-2 g/t) gold mineralization. Importantly, each feeder zone within a mineralising system has a potential for 1.5 to 3 million oz/t gold if it is located in a permeable host. Spacing between the feeder zones normally varies from 150 to 250 metres.

Early stage exploration at Feni included prospecting, stream and auger sampling, induced polarization geophysical surveying and some drilling at the Kabang and Kabang Extension (188 m at 1.2 g/t Au and 10 m at 5.56g/t Au. To date, 40 separate gold anomalies/occurrences have been identified with widespread low grade and intermittent, medium grade results being obtained by drilling in 1999. At an early stage of development, the Feni Gold Project is a highly attractive target that exhibits many of the characteristics necessary for a Lihir style, multi-million ounce deposit.

**Subsequent to September 30, 2003** the Company hired the services of Dr. David Lindley, a consulting geologist and a Papua New Guinea minerals specialist, to supervise and direct the immediate commencement of the Feni gold project exploration and drilling program, of which the preparation work is underway. (Details of the work program is available in the Company's news release dated October 15, 2003)

The Company and New Guinea Gold have agreed, by way of a letter of intent, to jointly purchase all the shares in a private Papua New Guinea company, Kanon Resources Ltd. The purchase in Kanon will be on a 50/50 basis. It is subject to completion of a share purchase agreement between the parties, a shareholder agreement between the company and Vangold Resources Ltd. and approval by the regulatory authorities.

Kanon holds title to five gold projects in Papua New Guinea, most of which can be regarded as advanced-stage projects with significant gold known in trench and drill hole, and with further drill-ready targets. The properties total 1,399 square kilometres in area. The company and Vangold are reviewing available historical data on the properties to plan future exploration programs.

**Rossland Property**

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups: North Belt (includes the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately northeast and north of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated immediately south and southwest of Rossland; Deer Park Hill group to the southwest of Rossland. Vangold's properties contain numerous old pits, shafts, adits and other workings which explored and developed numerous gold occurrences. No meaningful exploration work was conducted during the period.

During the quarter ending September 30, 2003 the Company acquired an additional 20 mineral claims (reverted Crown grants) resulting from a sealed bid auction conducted by the Ministry of Energy and Mines. The claims overlie prospective portions of the western extention of the Le Roi mine which contributed to most of the production in the Rossland mining camp. A recent report commissioned by the company and authored by Lang

Schedule C:

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

**Rossland Property – continued**

Geoscience Inc., describing this area, has stated that the potential for discovery of gold resources exploitable by open pit or underground development is high and a comprehensive exploration program is recommended. The principal claims of the group contain three, small, former producing gold mines known as the Coxey, the Giant and the California mines.

During the quarter ending September 30, 2003, the Company entered into an agreement with Teck Cominco Metals Ltd. ("Teck") to purchase a 100% interest, subject to a 2% net smelter returns royalty, in 9 Crown granted mineral claims located in the Trail Creek Mining Division, British Columbia. The Company ~~is required to~~ issued 50,000 common shares (issued). The agreement has been accepted for filing by the TSX Venture Exchange.

Vangold is continuing to consolidate a very strategic and import land position at Rossland, BC, historically Western Canada's second largest gold producing camp. An ongoing compilation of work going back the last 100 years leads us to believe that this area has the potential for a significant gold deposit within an 8 km long structure that remains open to depth.

### East Corning Property

~~During Q3, 2003,~~ Vangold Resources Ltd. completed an agreement to increase its joint participation in the ninth well (Black Pearl) which was drilled at the Company's East Corning Field property in Tehama County, California. Vangold has increased its participation from 3.75% working interest (3.0NRI) to an 11.75% working interest (9.40%NRI).

Exploration and development drilling is continuing and a new well location is currently being prepared. The spud date for this the 10th well should occur shortly. The success of the Company's and partners multiple drill program over the last 17 months is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Property last year which identified a number of very prospective, high probability drill targets.

Our 6,500-acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF

### Gallagher Gold Project

The Company has acquired by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the Gallagher Gold Project. The Company controls a 100% interest in the property, which is located 24 miles north of Ely, Nevada and 15 miles south east of the Limousine Butte Project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

### Financial Results

Operating revenues for the quarter ended September 30, 2003 were $180,255, up from $39,289 for the same period last year, as a result of production from the East Corning Field. Expenses for the period ended September 30, 2003 were $503,598 vs. $99,232 for the same period in 2002. This increase reflects the cost associated with a much higher level of corporate activity for the company specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

Schedule C:

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

**Financial Results - continued**

For the period ended September 30, 2003, a net loss of $284,054 was reported as compared with a net loss of $59,943 for the corresponding quarter in 2002 and a basic loss of $0.03 per share, compared with $0.02 for the corresponding quarter in 2002.

Proceeds from financing activities during the nine months ended September 30, 2003, totalled $1,454,842 vs. $388,679 for the same period in 2002. The Company is using these funds primarily for exploratory expenses and operating overheads.

**Related Party Transactions**

The Company incurred the following amounts to directors: management fees - $53,000 (2002 - $22,500); deferred mineral property exploration costs - $7,437 (2002 - $nil); and reimbursement of general administrative expenses - $10,233 (2002 - $nil). At September 30, 2003, $nil (December 31, 2002 - $43,315) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

**Loans Payable**

The Company had loans outstanding in the amount of $63,581 as at June 30, 2003. During the quarter ending September 30, 2003 the Company repaid the loans.

**Special Warrant Financings**

The Company completed a private placement consisting of 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $154,000. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 22, 2003. Directors and private companies whose shareholders are related to directors subscribed to 570,000 Special Warrants of the offering. The proceeds will be used for exploration on the Company's East Corning Property and for general working capital purposes.

The Company completed a private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $91,700. Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from the date of the Special Warrants are issued or on the fifth business day following receipt from the British Columbia Securities Commission for the Company's Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and
one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 27, 2003. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital.

At September 30, 2003 the Company had *15,160,517* shares outstanding (2002 – 5,732,851).

**Private Placement**

The Company has entered into a private placement of 350,000 units at a price of $0.20 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.25 per share for a period of one year. The proceeds of the private placement will be used for general working capital. A finder's fee of $7,000 (paid) in accordance with the policies of the TSX Venture exchange will be paid. The private placement was accepted for filing by the TSX Venture Exchange.

The Company has closed a brokered private placement financing of $1,000,000. The subscription price for each unit was $0.20 and each unit consisted of one common share and a share purchase warrant exercisable for a period of one year from closing at $0.30 per share. Five million shares were issued before taking into account the

Schedule C:

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

PRIVATE PLACEMENTS – continued

exercise warrants. In accordance with the terms of the placement the Company has paid the managing broker a commission of 7% and a broker's warrant. A finders fee of 250,000 common shares, in accordance with the TSX Venture Exchange guidelines, was paid.The private placement was accepted for filing by the TSX Venture Exchange.

The Company has negotiated a brokered a private placement financing of up to $187,500. The subscription price for each unit is $0.375 and each unit consists of one common share and a share purchase warrant exercisable for a period of one year from closing at $0.50 per share. Up to 500,000 shares will be issued before taking into account the exercise warrants. In accordance with the terms of the placement the Company has agreed to pay the managing broker a commission and a broker's warrant.
**Subsequent to September 30, 2003**, the private placement has been accepted for filing by the TSX Venture Exchange.

The Company has negotiated a non-brokered a private placement financing of up to $12,572. The subscription price for each unit is $0.40. Up to 31,430 shares will be issued.The shares are subject to a hold period and may not be traded until February 9, 2004. A finders fee of $1,250 is payable to Explorada Resource Management Ltd.

**Subsequent to September 30, 2003,** the private placement has been accepted for filing by the TSX Venture Exchange.

**Stock Option Plan**
The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 12, 2003. The number of options granted may exceed 10% of the outstanding shares at the time of granting the options.

The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

Stock-Based Compensation – refer to *Note* 9 of the financial statements (Schedule A)

**Subsequent Events**
The Company has negotiated a brokered a private placement financing of up to $500,000. The subscription price for each unit is $0.50 and each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.58 per share. Up to 1,000,000 shares will be issued before taking into account the exercise warrants. The proceeds of the private placement will be used for general working capital. The private placement is subject to approval for filing by the TSX Venture Exchange.

A private placement consisting of 1,540,000 Special Warrants at a price of $0.15 per Special Warrant were exercised in October 27, 2003, by issuing 1,540,000 common shares of the Company at $0.15 per share for total proceeds of $231,000.

A private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant were exercised on October 10, 2003. Each Special Warrant automatically converts, at no additional cost, into units of the Company. Each unit issued on the conversion of a Special Warrant will consist of one common share and

Schedule C:

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

**Subsequent Events – Continued**

one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.15 per share. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital.

**Business Risks**

As a young and evolving development stage mining exploration and oil and natural gas production company Vangold faces several key risks in its business, including possible commodity price downturns, unexpectedly high depletion rates for gas reservoirs, retention of skilled employees, and adequacy of capital and/or cash flow to pursue our business plan objectives. This list is not intended to be exhaustive, but merely to communicate to shareholders certain key risks faced by the Company in its business.

We attempt to mitigate these risks through various strategic and operating mechanisms such as ongoing evaluation and investigation of resource prospects, the application of bold, entrepreneurial and innovative thinking, fair and equitable compensation and workplace policies, flexibility in operational decision making, and ongoing reviews and discussions of industry sector market conditions in order to maintain an operating advantage. We feel these strategies reduce our business risk to an acceptable level thereby allowing Vangold Resources Ltd. to continue to grow and maximize shareholder value.